Exhibit 1.01

Conflict Minerals Report of Mistras Group, Inc.
in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Mistras Group, Inc. (“Mistras”) for calendar year 2025 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for the meaning of the terms used in this Report, unless otherwise defined herein. The term conflict minerals means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”).

Mistras is a leading provider of asset integrity protection solutions, and Mistras’ revenues are predominately generated by providing services. The sale of products which are manufactured by, or on behalf of, Mistras is a small segment of our business, and consisted of approximately $14.0 million of revenue for the year ended December 31, 2025, representing approximately 1.9% of Mistras revenues. Mistras does not purchase any of the conflict materials directly, but purchases components from its suppliers, most of which do not purchase raw materials directly from smelters but from other suppliers which are also removed from the smelters of conflict materials. Mistras purchased approximately $1.8 million of materials and components containing conflict minerals for the year ended December 31, 2025.

In accordance with the rules, Mistras undertook due diligence to determine whether or not the conflict minerals used in the products it manufactured or contracted to be manufactured were “DRC conflict free”. “DRC conflict free” is defined in the 1934 Act and generally means that the conflict minerals necessary for the production or functionality of a product did not directly or indirectly finance or benefit armed groups in the covered countries. If, after conducting its due diligence, Mistras was unable to determine whether or not certain of necessary conflict minerals were “DRC conflict free,” the products containing these conflict minerals were considered “DRC conflict undeterminable.” In conducting its due diligence, Mistras implemented a framework based upon the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework.

Mistras’ due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company that sells products and systems for asset protection solutions, Mistras is several levels removed from the actual mining and smelting of conflict minerals. Mistras does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

In an effort to comply with the rules, Mistras’ due diligence measures included:

•Identifying direct suppliers that supply products to Mistras containing conflict minerals;
•Conducting a reasonable country of origin inquiry ("RCOI") through administering a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners;
•Compiling and reviewing results of the supplier responses;
•Contacting direct suppliers that do not respond to the survey by a specified date, requesting their responses; and
•Comparing the smelters and refiners identified in supply-chain surveys against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

Mistras’ products and solutions incorporate components and materials sourced through a complex, multi-tiered global supply chain. As a result, the Company relies on its suppliers to provide information regarding the origin of conflict minerals contained in the components and materials supplied to Mistras, including information obtained from lower-tier suppliers within their supply chains.

While Mistras received responses from many suppliers as part of its due diligence process, certain suppliers did not respond, and others were unable to identify all smelters or refiners associated with the materials supplied to the Company or determine whether such conflict minerals were DRC conflict free. Mistras did not receive information from responding suppliers indicating that the conflict minerals contained in the materials supplied to the Company were DRC conflict minerals. However, the information received was not always sufficiently specific to identify the smelters or refiners associated with the particular products or materials supplied to Mistras during the reporting period.

Based on the information obtained through the due diligence measures described above, Mistras does not have sufficient information to determine the country of origin of the conflict minerals contained in its products. Accordingly, the Company determined that its products are “DRC conflict undeterminable.”